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Exhibit 99.1

REPORT ON PROXIES

CELESTICA INC.
ANNUAL MEETING OF SHAREHOLDERS
HELD ON MAY 5, 2004

Of the proxies received, the following shares were voted For/Withhold:

1.	Election of Directors.	143,314,517	955,254
		For	Withhold

2.	Appointment of KPMG LLP as Auditors and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the Auditors.	140,987,321 For	129,913 Withhold

By:	/s/ SHIRLEY YUEN Shirley Yuen Scrutineer
By:	/s/ JUDY BELANGER Judy Belanger Scrutineer
COMPUTERSHARE TRUST COMPANY OF CANADA

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REPORT ON PROXIES